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                                                                EXHIBIT 99(A)(8)

                             SAMSONITE CORPORATION

                                                                   May 20, 1998

Dear Stockholder:

  On behalf of the Board of Directors of Samsonite Corporation (the "Company"), I am pleased to inform you that the Company has adopted a plan of recapitalization (the "Recapitalization Plan") pursuant to which the Company has commenced a tender offer (the "Offer") to purchase up to 12,000,000 shares (constituting approximately 59% of the shares presently outstanding) of its common stock at $40.00 per share (the "Purchase Price"), net to the seller in cash, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal.

  In arriving at its decision, the Board of Directors gave careful consideration to a number of factors described in the enclosed Offer to Purchase, which is an exhibit to the Company's Tender Offer Statement on
Schedule 13E-4 being filed today with the Securities and Exchange Commission. The enclosed Offer to Purchase describes the Board of Directors' decision and contains other important information relating to such decision.

  Stockholders should note that the Purchase Price ($40 per share of Company common stock outstanding (the "Shares")) represents a substantial premium over the closing sale price of the Shares ($29 7/8 per Share) as reported on the NASDAQ National Market on May 14, 1998, the day following announcement of the Recapitalization Plan and the Offer. The market price of the Shares following consummation of the Recapitalization Plan and the Offer is expected to be substantially lower than the Purchase Price and the market price of the Shares on the date hereof. Accordingly, any Shares not tendered pursuant to the Offer and any tendered Shares not accepted for payment by reason of proration or otherwise, are expected to have a market price following consummation of the Offer that is substantially lower than the Purchase Price and the market price of the Shares on the date hereof. If the market price for Shares following consummation of the Offer is below the Purchase Price, as expected, stockholders can be assured of maximizing the value of their holdings after giving effect to consummation of the Offer (the sum of the market price of their Shares following the Offer plus the amount received in the Offer) only by tendering 100% of their Shares.

  Also accompanying this letter is a Letter of Transmittal to be used for tendering your Shares. The Offer to Purchase and Letter of Transmittal set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

  On behalf of the Board of Directors, management and employees of Samsonite, I thank you for the support you have given Samsonite.

                                          Very truly yours,

                                          /s/ Luc Van Nevel

                                          Luc Van Nevel
                                          President and Chief Executive Officer